Exhibit 99.3

Press Release 26 April 2016 7:00 am CET

Celyad receives certification for C-Cure®

non-clinical data from the European Medicines

Agency (EMA)

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of engineered cell therapies, with clinical programs in cardiovascular disease and immuno-oncology, today announced that the EMA has issued a certification for C-Cure® non-clinical data.

C-Cure® (C3BS-CQR-1) is a cardiovascular lineage-committed cell therapy product being developed for the treatment of ischemic heart failure, currently in a pivotal phase III clinical trial in Europe and Israel. The EMA certification announced today is the second of three modules, following the certification of quality data obtained in May 2014, made in preparation for a marketing application. The certification provides confirmation that the Committee for Advanced Therapies (CAT), recognizes that the C-Cure® development program continues to meet the rigorous standards set by the EMA for a successful development and submission package.

Dr. Jean-Pierre Latere, Head of Cardiovascular Franchise at Celyad, commented: “This certification acknowledges the rigor of our work and we continue to execute on our plans to make C-Cure® available to patients with ischemic heart failure. We are optimistically awaiting the CHART 1 Phase III results which are expected end of June 2016.”

Dr. Richard Mountfield, Head of Regulatory Affairs and Clinical Operations at Celyad, commented: “Through constructive collaboration with CAT, the issuing of this certification for the non-clinical data for C-Cure® further reflects the positive Regulatory environment for our Marketing Authorization Application.”

European Regulation on ATMPs

ATMPs (Advanced Therapy Medicinal Product) are at the forefront of biotechnology and medical innovation. Because of their novelty and complexity, evaluating the quality, safety, and efficacy of ATMPs often requires the development of alternative approaches that go beyond what is needed for conventional medicines.

The European Regulation (EC) No 1394/2007 provides a consolidated framework for this innovative class of products, including a procedure allowing SMEs (Small to Medium Enterprises) to voluntarily apply for the certification of the pharmaceutical quality and the pre-clinical data of an ATMP. The aim is to offer an early dialogue with the EMA, to clarify regulatory requirements and provide feedback on the quality and completeness of data submitted.

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Press Release 26 April 2016 7:00 am CET

For more information, please contact:

For Europe: Consilium Strategic Communications

Amber Fennell, Chris Gardner, Chris Welsh, and Laura Thornton - T: +44 (0)20 3709 5700 – celyad@consilium-comms.com

For France: NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer: t.: +32 (0)2 290 90 90 – gunther@comfi.be

Celyad

Christian Homsy, CEO and Patrick Jeanmart, CFO: T : +32 (0)10 39 41 00 investors@celyad.com

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About CHART-1

CHART-1 (Congestive Heart failure Cardiopoietic Regenerative Therapy) is a patient prospective, controlled multi-centre, randomized, double-blinded Phase III clinical trial comparing treatment with C-Cure® to a sham treatment. The trial has recruited 240 patients with chronic advanced symptomatic heart failure in Europe and Israel. The primary endpoint of the trial is a composite endpoint including mortality, morbidity, quality of life, Six Minute Walk Test and left ventricular structure and function at nine months post-procedure. The next milestone in the clinical trial will be the release of the full clinical data set, anticipated for mid-2016.

About Celyad

Founded in 2007, and based in Belgium, Celyad is a leader in engineered cell therapy with clinical programs initially targeting indications in cardiology and oncology. Celyad is developing its lead cardiovascular disease product candidate, C-Cure®, for the treatment of ischemic heart failure, and has completed enrollment of a Phase III trial in Europe and Israel. In addition, the Company is developing a next generation portfolio of CAR T-cell therapies that utilize human Natural Killer cell receptors for the treatment of numerous blood and solid cancers. Its lead oncology product candidate, NKR-2 (NKG2D CAR T-cell), entered a Phase I clinical trial in April 2015.

Celyad’s ordinary shares are listed on Euronext Brussels and Euronext Paris under the ticker symbol CYAD and Celyad’s American Depositary Shares are listed on the NASDAQ Global Market under the ticker symbol CYAD.

To learn more about Celyad, please visit www.celyad.com

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of NKR-2-cell therapy and C-Cure and the clinical potential of the Company’s technology platform generally and the timing of future clinical trials,which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

In particular, it should be noted that the safety data described in the release are preliminary in nature and the Phase 1 trial is not completed. There is limited data concerning safety and feasibility of NKR-2. These data may not continue for these subjects or be repeated or observed in ongoing or future studies involving our NKR-2 therapy, C-Cure or other product candidates. It is possible that safety issues or adverse events may arise in the future.

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Press Release 26 April 2016 7:00 am CET

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses;, and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, NKR-2, C-CathezTM, OnCyte, Celyad, Celyad, C-CathezTM, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

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